[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

December 17, 2004

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

Re:     Lazard Ltd —

    Registration Statement on Form S-1 relating to the initial public offering of shares of Lazard Ltd Class A common stock

Ladies and Gentlemen:

On behalf of Lazard Ltd, a Bermuda corporation (the “Company”), submitted for filing under the Securities Act of 1933, as amended, is the Company’s Registration Statement on Form S-1 (the “Registration Statement”), relating to a proposed initial public offering of shares of the Company’s Class A common stock, par value $0.01 per share.

In connection with the filing of the Registration Statement, a filing fee of $100,045 was paid to the Commission on December 17, 2004.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1340, or Benjamin D. Fackler, Esq. at (212) 403-1395, both of this office, as counsel to the Company.

Very truly yours,

/s/ Kevin M. Costantino

Kevin M. Costantino, Esq.

cc: Scott D. Hoffman, Esq. (Lazard Ltd)